SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No. __8____)*

Sino Agro Food Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
829355205
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☒      Rule 13d-1(b)

 ☐      Rule 13d-1(c)

 ☐      Rule 13d-1(d)

1.	NAMES OF REPORTING PERSONS Nordnet Pensionsförsäkring AB
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	NOT APPLICABLE	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,718,846(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,718,846[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,718,846(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) NOT APPLICABLE	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.78 (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

1 Where Nordnet Livsforsikring AS owns 184 026 shares and votes (0.66 percent of outstanding shares and votes). Nordnet Livsforsikring AS is a subsidiary organized under the laws of Norway and 100 % owned by Nordnet Pensionsförsäkring AB.

Item 1(a).	Name of Issuer:

Sino Agro Food Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 3711, China Shine Plaza

No. 9 Lin He Xi Road

Tianhe County

Guangzhou City

Peoples Republic of China 510610

Item 2(a).	Name of Person Filing:

Nordnet Pensionsförsäkring AB

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Nordnet Pensionsförsäkring AB:	Gustavlundvägen 141
Box 14095
SE-167 14 Bromma
Sweden

Item 2(c).	Citizenship:

Nordnet Pensionsförsäkring AB is a company organized under the laws of Sweden.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

829355205

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 2,718,846[2]

(b)	Percent of class: 9.78%[2]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Nordnet Livsforsikring AS (national registration number: 914350956) (A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)).

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

____________

2 Where Nordnet Livsforsikring AS owns 184 026 shares and votes (0.66 percent of outstanding shares and votes). Nordnet Livsforsikring AS is a subsidiary organized under the laws of Norway and 100 % owned by Nordnet Pensionsförsäkring AB.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing the below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Swedish insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent of U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 14, 2018

NORDNET PENSIONSFÖRSÄKRING AB

By:	/s/ Fredrik Ekblom
	Name:	Fredrik Ekblom
	Title:	CEO